EXHIBIT C

Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(RELEASE NO. 35- )

FILING UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
October __, 2001

         KeySpan Corporation (“KeySpan”), a New York corporation, and a holding company registered under the Public Utility Holding Company Act of 1935 (the “Act”), located at One MetroTech Center, Brooklyn, New York 11201, and Eastern Enterprises (“Eastern”) a subsidiary of KeySpan and exempt registered holding company, have filed an application/declaration under Sections 6(a), 7, 9(a), and 10 and Rules 43 and 54 of the Act. The application seeks authorization for a reorganization of Eastern which will result in a change of its corporate organization structure from a Massachusetts business trust to a Delaware corporation (the “Transaction”). The Transaction involves the formation of a new Eastern subsidiary as a Delaware corporation that will be the vehicle used to transform Eastern into a corporation. The new subsidiary will be named KeySpan New England, Inc. (“KNE”) and through a merger with Eastern, will be the surviving corporate entity once the Transaction is consummated. The Transaction effects a change in Eastern’s corporate form and will not result in KeySpan directly or indirectly acquiring any new public utility companies or holding companies.

         Eastern proposes to change its corporate form from a Massachusetts business trust to a Delaware corporation. In order to accomplish Eastern’s reorganization into a corporation, the Transaction will involve the following steps, which will occur in succession. First, KNE will be formed as a Delaware corporation and Eastern will acquire one hundred (100) shares of its common stock, par value $.01 per share, for ten dollars ($10) in cash, so that KNE will be a wholly-owned, direct subsidiary of Eastern. Second, Eastern and KNE will execute an agreement of merger pursuant to which Eastern will agree to merge with and into KNE (the “Merger”), with KNE as the surviving entity. To effect the Merger, Eastern and KNE will file Articles of Merger with the Secretary of the Commonwealth of Massachusetts and a Certificate of Merger with the Secretary of State of Delaware. The Merger will be effective upon acceptance of the respective filings by the Secretary of the Commonwealth of Massachusetts and the Secretary of State of Delaware.

         KNE, as the surviving entity and successor-by-merger to Eastern, will be a wholly-owned, direct subsidiary of KeySpan. KNE will succeed to Eastern’s ownership interests in the gas utilities and the non-utility subsidiaries owned by Eastern. KNE will also be the successor of Eastern with respect to its commitments and authorizations set forth in the Merger Order and Financing Order and their underlying applications and post-effective amendments.

         The application/declaration and any amendments thereto are available for public inspection through the Commission’s office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ______________, 2001, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the applicant/declarant at the address specified above. Proof of Service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this manner. After said date, the application-declaration, as filed or as it may be amended, may be permitted to become effective.

         For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary